THE CHUBB CORPORATION 15 Mountain View Road, P.O. Box 1615, Warren, New Jersey 07061-1615

September 12, 2008
Ms. Tabatha Akins
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549

Re:	The Chubb Corporation
Form 10-K For the Fiscal Year Ended December 31, 2007 File No. 001-8661
Dear Ms. Akins:
     As agreed during your telephone conversation with Jack Kennedy on August 20, the following additional information is provided related to the letter that we submitted dated July 28, 2008. For convenience in reviewing our response, the comments that you provided during the call are presented prior to the response.
Please refer to your response to our prior comment number one. With respect to taxable and tax exempt bonds, please expand your disclosure to include credit ratings without the guarantees.
     In future Form 10-K filings, we will disclose the credit rating of our insured tax exempt bond portfolio without the benefit of the credit insurance enhancement.
     In our prior response, we indicated that our taxable bond portfolio includes residential mortgage-backed securities, most of which are guaranteed by the Federal National Mortgage Association (FNMA) or the Federal Home Loan Mortgage Corporation (FHLMC). No rating organization provides a credit rating for these securities excluding the benefit of the guarantees by FNMA and FHLMC. We have an insignificant amount of other bonds that are guaranteed by third parties. As is the case for our residential mortgage-backed securities, no rating organization provides a credit rating for these bonds excluding the benefit of the guarantees. As a result, we will not include in our Form 10-K any stand-alone credit ratings disclosure for these bonds or for the residential mortgage-backed securities.

Although you state that management determines the fair value of your investments, your disclosure still states that pricing services and brokers are utilized to obtain prices. We reiterate that while you are not required to indicate or infer that independent pricing services and independent brokers provide the fair values, when you do, you must also disclose their names. If you include the names in, or incorporate them by reference into, a 1933 Securities Act filing, you will also need to include the consent of the provider.
Lastly, please describe the process used to determine the reasonableness of the methodologies used by the pricing services and brokers.
     In future Form 10-K filings, we will not make reference to the use of independent pricing services or brokers. Since we will not be making any reference to pricing services or brokers, we will not describe the process we use to determine the reasonableness of the methodologies used by these providers. Attachment A presents the revised proposed Fair Values of Financial Instruments footnote, with changes from the disclosure in our 2007 Form 10-K marked in bold type.
     If you have any further questions, please feel free to contact me at (908) 903-2301.

Sincerely,

Henry B. Schram
Senior Vice President and
Chief Accounting Officer
cc:      Joel Parker, Branch Chief

Attachment A
(18) Fair Values of Financial Instruments
     Fair values of financial instruments are determined using valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Fair values are generally measured using quoted prices in active markets for identical assets or liabilities or other inputs, such as quoted prices for similar assets or liabilities, that are observable, either directly or indirectly. In those instances where observable inputs are not available, fair values are measured using unobservable inputs for the asset or liability. Unobservable inputs reflect the Corporation’s own assumptions about the assumptions that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances. Fair value estimates derived from unobservable inputs are significantly affected by the assumptions used, including the discount rates and the estimated amounts and timing of future cash flows. The derived fair value estimates cannot be substantiated by comparison to independent markets and are not necessarily indicative of the amounts that would be realized in a current market exchange. Certain financial instruments, particularly insurance contracts, are excluded from fair value disclosure requirements.
     The methods and assumptions used to estimate the fair value of financial instruments are as follows:
     (i) The carrying value of short term investments approximates fair value due to the short maturities of these investments.
     (ii) Fair values of fixed maturities with active markets are based on quoted market prices. For fixed maturities that do not trade on a daily basis, fair value estimates are generally based on matrix or other model pricing applications using a variety of observable inputs including, but not limited to, benchmark yields, reported trades, broker/dealer quotes, issuer spreads, bids, offers, reference data, prepayment speeds and measures of volatility. For those relatively few fixed maturities where prices cannot be determined through either quoted market prices or using matrix or other model pricing applications due to factors specific to the security, unobservable inputs are utilized to determine fair value.

     (iii) Fair values of equity securities are based on quoted market prices.
     (iv) The fair value of the interest rate swap is based on a price quoted by a broker-dealer.
     (v) Fair values of long term debt are based on prices quoted by broker-dealers.
     (vi) Fair values of credit derivatives are determined using internal valuation models that are similar to external valuation models.